Exhibit 13

TRATON submits increased proposal to acquire all shares in Navistar International Corporation

Munich, 10 September 2020 – TRATON SE („TRATON“) has today informed the Board of Directors of the US-American truck manufacturer Navistar International Corporation („Navistar“), in which TRATON already holds a stake of 16.8%, of an increase of its offer from 30 January 2020 for the acquisition of all shares in Navistar not already held by TRATON, which stated an offer price of USD 35.00 per Navistar share, to USD 43.00 per Navistar share.

The proposal is still in particular subject to TRATON and Navistar agreeing on the conclusion of a merger agreement, the conduct of a satisfactory due diligence, and the approval of the merger agreement by the executive bodies and committees of TRATON and VOLKSWAGEN AKTIENGESELLSCHAFT as well as the Board of Directors and the Shareholder Meeting of Navistar.

Contact:

Rolf Woller

Head of Treasury and Investor Relations

T +49 162 172 33 62

rolf.woller@traton.com

TRATON SE

Dachauer Str. 641

80995 Munich, Germany

www.traton.com